NOBLE MIDSTREAM PARTNERS LP

1001 Noble Energy Way

Houston, Texas 77070

January 24, 2020

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Noble Midstream Partners LP

Amendment No. 1 to Registration Statement on Form S-3

Filed January 16, 2020

File No. 333-235652

Ladies and Gentlemen:

Set forth below are the responses of Noble Midstream Partners LP (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 22, 2020 with respect to Amendment No. 1 to Registration Statement on Form S-3/A, File No. 333-235652, filed with the Commission on January 16, 2020 (the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Amendment No. 1 to Registration Statement on Form S-3 unless otherwise specified.

Amendment No. 1 to Registration Statement on Form S-3

Applicable Law; Exclusive Forum, page 20

1.

We note your disclosure on page 3 that, to the fullest extent permitted by law, your exclusive forum provision will apply to state and federal law claims. We also note your disclosure on page 20 that application of the provision may in some instances be limited by applicable law. Please revise your disclosure to state clearly whether you intend for this provision to apply to actions arising under the Securities Act or Exchange Act.

RESPONSE: We have revised the Registration Statement to highlight the inapplicability of the exclusive forum provision to certain actions arising under the Securities Act and Exchange Act or any other claim for which federal courts have exclusive jurisdiction. Please see pages 3, 20 and 21 of the Registration Statement. We also intend to include this expanded risk factor in our annual report on Form 10-K.

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Securities and Exchange Commission

January 24, 2020

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629.

Very truly yours,

NOBLE MIDSTREAM PARTNERS LP

By:	/s/ Thomas W. Christensen
Name:	Thomas W. Christensen
Title:	Chief Financial Officer

Enclosures

cc:	Ramey Layne, Esq.